As filed with the Securities and Exchange Commission on February 3, 2004

Registration No. 333-13324

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 2 TO

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y.  10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Christopher Sturdy

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2095

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

S. Todd Crider, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter B. Tisne, Esq. Emmet, Marvin & Martin, LLP 120 Broadway New York, New York 10271 (212) 238-3010

It is proposed that this filing become effective under Rule 466
[ ] immediately upon filing
[ ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares,

check the following box.  [ ]

_______________________

The prospectus consists of the form of American Depositary Receipt included as Exhibit A to the Deposit Agreement filed as Exhibit 1(ii) to Post-Effective Amendment No. 1 to the Registration Statement, which is incorporated herein by reference.

Tele Centro Oeste Participações S.A. and The Bank of New York, as depositary, will not enter into the proposed Amendment No. 1 to Deposit Agreement filed as Exhibit 1(i) to Post-Effective Amendment No. 1 to the Registration Statement.  This Post-Effective Amendment No. 2 deletes that proposed form of amendment as an exhibit to the Registration Statement.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt, as Amended, Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17, 18 and 22
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20, 21 and 22
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6 and 8
(x) Limitation upon the liability of the depositary	Articles number 14, 18, 19, 21 and 22
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

 (a).

Deposit Agreement, dated as of July 27, 1998, among Tele Centro Oeste Celular Participações S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. – Previously filed.

(b).

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

(c).

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

(d).

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

(e).

Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 2, 2004.

Legal entity created by the agreement for the issuance of American Depositary Receipts for non-voting preferred shares of Tele Centro Oeste Celular Participações S.A..

By:

The Bank of New York,

As Depositary

By: /s/ Teresa Loureiro-Stein

Name: Teresa Loureiro-Stein

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Tele Centro Oeste Celular Participações S.A. has caused this Post-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Brasília, Federative Republic of Brazil, on February 2, 2004.

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.

By:

/s/ Sergio Assenço Tavares dos Santos

Name: Sergio Assenço Tavares dos Santos

Title:   President – Principal Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities indicated on February 2, 2004.

/s/ Sergio Assenço Tavares dos Santos

Name: Sergio Assenço Tavares dos Santos

President - Principal Executive Officer

*______________________________

Name: Vangivaldo Silva

Principal Accounting Officer

*______________________________

Name: Luis André Carpintero Blanco

Director of Finance and Director of Investor Relations

Principal Financial Officer

_________________________

Name: Félix Pablo Ivorra Cano

Director

*______________________________

Name: Iriarte José de Araujo Esteves

Director

__________________________

Name: Fernando Xavier Ferreira

Director

*______________________________

Name: Antonio Viana-Baptista

Director

*______________________________

Name: Ernesto Lopez Mozo

Director

______________________

Name: Ignacio Aller Mallo

Director

*______________________________

Name: Zeinal Abedin Mohamed Bava

Director

*______________________________

Name: Carlos Manuel de Lucena e Vasconcelos Cruz

Director

*______________________________

Name: Eduardo Perestrelo Correia de Matos

Director

*______________________________

Name: Pedro Manuel Brandão Rodrigues

Director

*______________________________

Name: Donald J. Puglisi

Puglisi & Associates

Authorized U.S. Representative

*  By: /s/ Sergio Assenço Tavares dos Santos

          Sergio Assenço Tavares dos Santos

          Attorney-in-fact

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
NONE	NONE